UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 25)[1]

CHEMICAL FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, $1 par value
(Title of Class of Securities)

163731-10-2
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

The filing of this Schedule shall not be construed as an admission by Chemical Bank (f/k/a Chemical Bank and Trust Company) or Chemical Financial Corporation that it is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, or for any other purposes, the beneficial owner of any securities covered by this schedule.

Page 1 of 5 pages

CUSIP No. 163731-10-2	13G	Page 2 of 5 Pages

(1)	Names of Reporting Persons

Chemical Bank

(2)	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Midland, Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	1,098,731

	(6)	Shared Voting Power	0

	(7)	Sole Dispositive Power	1,266,050

	(8)	Shared Dispositive Power	124,364

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,390,414

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9

4.2%

(12)	Type of Reporting Person

BK

CUSIP No. 163731-10-2	13G	Page 3 of 5 Pages

(1)	Names of Reporting Persons

Chemical Financial Corporation

(2)	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[ ]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Midland, Michigan

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	1,098,731

	(6)	Shared Voting Power	0

	(7)	Sole Dispositive Power	1,266,050

	(8)	Shared Dispositive Power	124,364

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,390,414

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	[ ]

(11)	Percent of Class Represented by Amount in Row 9

4.2%

(12)	Type of Reporting Person

HC

CUSIP No. 163731-10-2	13G	Page 4 of 5 Pages

Item 1(a).	Name of Issuer:

Chemical Financial Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

235 East Main Street Midland, Michigan 48640

Item 2(a).	Name of Person Filing:

Trust Department of Chemical Bank and Chemical Financial Corporation

Item 2(b).	Address of Principal Business Office or, if none, Residence:

235 East Main Street Midland, Michigan 48640

Item 2(c).	Citizenship:

State of Michigan, United States of America

Item 2(d).	Title of Class of Securities:

Common Stock, $1 par value

Item 2(e).	CUSIP Number:

163731-10-2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☒	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

CUSIP No. 163731-10-2	13G	Page 5 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:		1,390,414 shares

(b)	Percent of Class:		4.2%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	1,098,731 shares

	(ii)	Shared power to vote or to direct the vote	0 shares

	(iii)	Sole power to dispose or to direct the disposition of	1,266,050 shares

	(iv)	Shared power to dispose or to direct the disposition of	124,364 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Chemical Bank and Chemical Financial Corporation hold these securities in a fiduciary capacity on behalf of various trust customers, some of whom have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of these securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 99.1

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February	13	, 2015

CHEMICAL FINANCIAL CORPORATION			Chemical Bank

/s/ Lori A. Gwizdala			/s/ John E. Kessler
Lori A. Gwizdala Executive Vice President, Chief Financial Officer and Treasurer			John E. Kessler Executive Vice President, Senior Trust Officer